EX-99.(a)(5)(J)

                                  [VIRBAC LOGO]


                              FOR IMMEDIATE RELEASE


         DELAWARE COURT RULES IN FAVOR OF VIRBAC S.A. CASH TENDER OFFER
                   TENDER OFFER CONTINUES WITHOUT INTERRUPTION

Carros, France, and Fort Worth, Texas - September 21, 2006 - Virbac S.A. (Euronext - Compartiment B / Code ISIN: FR0000031577) and Virbac Corporation (Nasdaq - VBAC) announced today that the Delaware Court of Chancery has issued a ruling refusing to enjoin the tender offer for all of the outstanding publicly held shares of common stock of Virbac Corporation.

In its opinion, issued September 20, 2006, the Court stated that the alleged omissions on which plaintiffs based their motion "are not key assumptions that would be material to a reasonable investor . . [but] . . . are minutiae that do not alter the total mix of information," and concluded that "plaintiffs have failed to meet their burden to prove a reasonable probability of success on the merits.".

"We are pleased that the Court has confirmed our belief that the class action plaintiffs' demand for an injunction against the tender offer is without merit," said Eric Maree, Chairman of the Virbac S.A. Management Board.

In the tender offer, Labogroup Holding, Inc., an indirect wholly owned subsidiary of Virbac S.A., has offered to purchase all of the outstanding shares of Virbac Corporation common stock (the "Shares") not already owned by Virbac S.A., Labogroup and their subsidiaries, at $5.25 per Share, net to the seller in cash. On Friday, September 15, 2006, Virbac S.A. and Virbac Corporation announced that the expiration date of the Offer had been extended until 5:00 p.m., New York City time, on Monday, September 25, 2006. Virbac S.A. stated that it had extended the offer to provide stockholders with additional time to review the Offer to Purchase dated August 18, 2006 and the Supplement to the Offer to Purchase dated September 8, 2006.

In connection with its announcement of the Delaware Court's action, Virbac S.A. also announced that as of 5:00 p.m., New York City time, on September 20, 2006, approximately 2,735,733 shares had been tendered and not withdrawn in the Offer.

BMO Capital Markets Corp. is acting as financial advisor and Baker & McKenzie LLP is providing legal counsel to Virbac S.A. BMO Capital Markets Corp. is also acting as dealer manager for the Offer.

Houlihan Lokey Howard & Zukin is acting as financial advisor and Latham & Watkins LLP is providing legal counsel to the Special Committee of Virbac Corporation.

This announcement is not an offer to purchase Shares or a solicitation of an offer to sell Shares. The Offer is being made solely by the Offer to Purchase, as supplemented, and the related Letter of Transmittal. The Offer to Purchase dated August 18, 2006, the Supplement dated September 8, 2006, the Letter of Transmittal and related materials may be obtained free of charge by directing such requests to Morrow & Co., Inc., 470 West Avenue, Stamford, CT 06902, or by calling Morrow & Co., Inc. toll free at (800) 607-0088.

Investors and stockholders of Virbac Corporation are urged to read the Tender Offer Statement and Schedule 13E-3 on Schedule TO, as amended, the Offer to Purchase, as supplemented, and any other documents relating to the Offer that are filed with the SEC because they contain important information. Investors and stockholders of Virbac Corporation may obtain these and other documents filed by Virbac S.A., Interlab S.A.S, Labogroup and Virbac Corporation free of charge from the SEC's web site at www.sec.gov.

ABOUT VIRBAC S.A.:

Founded in 1968 and located in Carros, France, nearby Nice, Virbac S.A. is a global pharmaceutical company dedicated exclusively to animal health. It ranks 9th among veterinary companies worldwide. Its large range of biological and pharmaceutical products offers treatment and prevention for companion and food producing animals main pathologies. Virbac products are sold in more than 100 countries and through 24 foreign subsidiaries; the Group employs 2,230 people worldwide. Virbac S.A. has been listed on the Paris stock exchange (now Euronext(R)) since 1985.

This press release is available on Virbac S.A.'s website at www.virbac.com, and on the website of the AUTORITE DES MARCHES FINANCIERS at www.amf-france.org.

ABOUT VIRBAC CORPORATION:

Virbac Corporation, located in Fort Worth, Texas, markets leading veterinary products under the brand names of Soloxine(R), C.E.T.(R) Home Dental Care, the Allerderm line of dermatology products, IVERHART(R) PLUS Flavored Chewables, and Preventic(R). For more information on Virbac Corporation and its products, please visit www.virbaccorp.com.

DISCLAIMERS

No communication or information relating to the Offer may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America in order to permit a public offer. The Offer and the acceptance of the Offer may be subject to legal restrictions in certain jurisdictions. Virbac S.A. assumes no responsibility for any violation of such restrictions by any person.

This press release, including any information included or incorporated by reference in this press release, contains "forward-looking statements" concerning Virbac S.A. and Virbac Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

This document does not constitute, or form part of, a tender offer in France for a class of equity securities of Virbac Corporation or an offer or invitation to purchase any Virbac S.A. rights and shares and neither it nor part of it shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever.


                     VIRBAC: PASSIONATE ABOUT ANIMAL HEALTH

               Euronext - Compartiment B / code ISIN: FR0000031577
                   Corporate Finance: Phone: 33 4 92 08 71 32
              E-mail: finances@virbac.fr - Website: www.virbac.com

                      VIRBAC S.A. CONTACT: MICHEL GARAUDET
                             CHIEF FINANCIAL OFFICER

                 VIRBAC CORPORATION CONTACT: MS. JEAN M. NELSON
              EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
                                 1- 817-831-5030


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